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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25


                                              Commission File Number 33-53250-A
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                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [X] Form 10-Q
[  ] Form 10-N-SAR
For Period Ended:      December 31, 1997
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[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended: ________________________________.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

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                         Part I - Registrant Information

Full Name of Registrant: Coventry Industries Corp. (the "Company")

Former Name If Applicable: _____________________________________________________

Address of Principal Executive Office (Street and Number): 7777 Glades Rd #24
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City, State and Zip Code: Boca Raton, FL 33434
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                       Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c) The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative
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         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

              The Company was unable to assemble the financial information in a timely manner without unreasonable effort and expense.

                           Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

Robert Hausman                     (561)                         488-4802
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    (Name)                      (Area Code)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X ] Yes          [  ] No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X ] Yes         [   ] No

Consolidated revenues for the six months ended December 31, 1997 increased $2,847,572 or approximately 121% from the six months ended December 31, 1996. This increase is attributable to (i) an increase in revenues generated by the Company's Manufacturing Division, (ii) revenues for four months for each of LPS and Apollo, and (iii) two full quarters of revenues from Federal Supply, Inc. and Federal Fabrication, Inc. (collectively, "Federal") which were acquired by the Company during the last quarter of fiscal 1997.

      Operating expenses increased approximately 362% for the six months ended December 31, 1997 from the six months ended December 31, 1996 primarily as a result of increased selling, general and administrative expenses ("SG&A"). SG&A on a consolidated basis increased approximately 443% during the six months ended December 31, 1997 from the six months ended December 31, 1996 as a result of the addition of SG&A expenses attributable to the continued expansion of the Company, including SG&A associated with the LPS and Apollo acquisitions,


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other ongoing growth of the Company's operations and one time costs associated with the relocation of the Company's principal executive offices from Knoxville, Tennessee to Boca Raton, Florida. Other operating expenses were non-cash items including depreciation and amortization and professional fees related to the LPS and Apollo acquisitions.

      The Company reported a net loss of $755,139 for the six months ended December 31, 1997 as compared to net income of $359,234 for the six months ended December 31, 1996. Approximately $446,000 of the net loss is attributable to non-cash items including depreciation and amortization of approximately $219,000 and approximately $227,000 of costs associated certain professional fees and with the LPS and Apollo acquisitions. The remaining portion of the net loss is attributable to operating losses at Federal (approximately $63,000) and LPS (approximately $182,000).


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ Robert Hausman                             Date:  February 16 , 1998
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    Robert Hausman,
    President